October 31, 2006

Via U.S. Mail and Facsimile

Nobuo Kuroyanagi
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1 Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

	Re:	Mitsubishi UFJ Financial Group, Inc.
		Form 20-F/A for the Fiscal Year Ended March 31, 2005
		Filed February 28, 2006
		File No. 333-98061-99

Dear Mr. Kuroyanagi:

      We have reviewed your response letter dated October 19, 2006 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to your "Response to Comment No. 2," in which you describe your trade finance transactions with entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria. We note your representation that it would be impractical and extremely burdensome for you to provide specific details regarding those transactions. To assist us in understanding the significance to you of the transactions, please tell us what percentage of your assets as of March 31, 2006, the total dollar amount of your risk exposure in connection with such transactions during the fiscal year ended on that date represents. Alternatively, you may confirm to us, if true, that the total dollar amount of your risk exposure in connection with trade finance transactions related to the referenced countries during the fiscal year does not represent a greater percentage of your total assets at March 31, 2006, than does the dollar amount of loans outstanding to borrowers in or affiliated with Iran and Cuba at that date.

2.	If the total dollar amount of your risk exposure in
connection
with trade finance transactions with entities in or affiliated with
Iran, Cuba, North Korea, Sudan and Syria during the fiscal year represents a greater percentage of your total assets at March 31, 2006 than does the dollar amount of loans outstanding to borrowers in or affiliated with Iran and Cuba at that date, please advise us of the percentage of your total assets at that date which your risk exposure during the fiscal year in connection with each of the five countries represents.


* * * * *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Donald Walker
		Accounting Branch Chief
		Division of Corporation Finance
	Tong Yu, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Fax No: 011-81-3-3597-8120


Nobuo Kuroyanagi
Mitsubishi UFJ Financial Group, Inc.
October 31, 2006
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